Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Nos. 333-157386 and 333-157386-01

NOTES | DEPOSITS | WARRANTS

Principal Protected Notes Citigroup Funding Inc. Any Payments Due from Citigroup Funding Inc. Fully and Unconditionally Guaranteed by Citigroup Inc. Medium-Term Notes, Series D	Callable LIBOR Range Accrual Principal Protected Notes Due 2024

OFFERING SUMMARY

(Related to the Pricing Supplement No. 2009-MTNDD386 Subject to Completion, Dated April 7, 2009)

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus supplement and related prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the related prospectus in that registration statement (File No. 333-157386) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

April 7, 2009

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Callable LIBOR Range Accrual Principal Protected Notes

Due 2024

This offering summary contains a summary of the terms and conditions of the Callable LIBOR Range Accrual Principal Protected Notes Due 2024. We encourage you to read the pricing supplement and accompanying prospectus supplement and prospectus related to this offering for important additional information. Capitalized terms used in this summary are defined in the section “Preliminary Terms” below.

Overview of the Notes

The Callable LIBOR Range Accrual Principal Protected Notes Due 2024 (the “Notes”) are callable investments that offer the potential for periodic income. The Notes are offered by Citigroup Funding Inc. and have a maturity of approximately fifteen years. The Notes will bear interest at a fixed rate per annum from and including                     , 2009 to but excluding                     , 2013. However, instead of paying periodic income at a fixed rate of interest, as in most traditional fixed income investments, the potential quarterly interest payments on these Notes are variable and may be zero from and including                     , 2013 to but excluding the Maturity Date. The amount of periodic income these Notes pay from and including                     , 2013 to but excluding the Maturity Date, if any, is based upon the number of calendar days on which the Underlying LIBOR Rate is determined to be greater than or equal to 3.25%. We may call the Notes beginning approximately four years after the Issue Date on any Interest Payment Date, upon not less than ten calendar days’ notice. The Notes are 100% principal protected if held to maturity or until the date when the Notes are called, subject to the credit risk of Citigroup Inc.

The Notes will bear interest at a rate of approximately 10.80% to 11.20% (to be determined on the Pricing Date) per annum from and including                     , 2009 to but excluding                     , 2013. Beginning on                     , 2013, the amount of any quarterly interest payments due on the Notes will vary and could be zero. Interest payments, if any, will be based on the three-month U.S. dollar LIBOR rate on each calendar day. For each calendar day that the three-month U.S. dollar LIBOR rate is greater than or equal to 3.25%, the Notes will bear interest at a rate of approximately 10.80% to 11.20% (to be determined on the Pricing Date) per annum. On each calendar day on which three-month U.S. dollar LIBOR is determined to be less than 3.25%, no interest will accrue on the Notes.

Some key characteristics of the Notes include:

■

Principal Protection. Your initial investment is 100% principal protected, subject to the credit risk of Citigroup Inc., only if you hold your Notes to maturity or until the date when the Notes are called. Notes sold in the secondary market prior to maturity or the date when the Notes are called are not principal protected. If you hold your Notes to maturity or until the date when the Notes are called, you will receive at maturity an amount in cash equal to your initial investment plus any accrued and unpaid interest.

■

Potential Periodic Income. An Interest Payment on the Notes is payable quarterly on each Interest Payment Date during the period from and including                     , 2009 to but excluding                     , 2013 at a rate of approximately 10.80% to 11.20% (to be determined on the Pricing Date) per annum. Unless the Notes are called by us, beginning on                     , 2013, the Interest Payment payable quarterly on Interest Payment Date will depend on the number of calendar days the Underlying LIBOR Rate is determined to be greater than or equal to 3.25% during the relevant Interest Period, and will equal the product of (i) $1,000, (ii) approximately 10.80% to 11.20% (to be determined on the Pricing Date) per annum and (iii) the number of accrual days in the interest period divided by the number of calendar days in the interest period divided by 4. If the level of three-month U.S. dollar LIBOR is determined to be less than 3.25% for an entire Interest Period within the period from and including                     , 2013 to but excluding the maturity date, then no interest will accrue on the Notes and be payable for that Interest Period.

The total return on the Notes may be lower than that of a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity if, during each Interest Period, three-month U.S. dollar LIBOR remains below 3.25% for a substantial number of days during an Interest Period from and including                     , 2013 to but excluding                     , 2024.

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The Notes are not deposits or savings accounts, are not insured by the Federal Deposit Insurance Corporation (“FDIC”) or by any other governmental agency or instrumentality, and are not guaranteed by the FDIC under the Temporary Liquidity Guarantee Program.

An investment in the Notes involves significant risks. You should refer to “Key Risk Factors” below and “Risk Factors Relating to the Notes” in the pricing supplement related to this offering for a description of the risks.

Types of Investors

These Notes may be an appropriate investment for the following types of investors:

■

Investors looking for exposure to the Underlying LIBOR Rate on a principal-protected basis with the potential for current income but who are willing to forego current income if the Underlying LIBOR Rate is below 3.25% in the period from                     , 2013 to maturity.

■	Investors expecting little to no decrease of the Underlying LIBOR Rate in the long-term.

■	Investors who are willing to risk their Notes being called by us prior to maturity.

■	Investors who seek to add a structured-interest-rate investment to their portfolio for diversification purposes.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the Notes, including payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Commissions and Fees

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the Notes, will receive an underwriting fee of $30.00 for each $1,000.00 Note sold in this offering. Certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd., and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive from Citigroup Global Markets not more than $30.00 from this underwriting fee for each Note they sell. Citigroup Global

Markets will pay the Financial Advisors employed by Smith Barney, a division of Citigroup Global Markets, a fixed sales commission of $30.00 for each Note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Note declines. You should refer to “Key Risk Factors” below and “Risk Factors Relating to the Notes” and “Plan of Distribution” in the pricing supplement related to this offering for more information.

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Preliminary Terms

Issuer:	Citigroup Funding Inc.
Security:	Callable LIBOR Range Accrual Principal Protected Notes Due 2024.
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company.
Rating of the Issuer’s Obligations:	As of April 7, 2009, A3/A (Moody’s/S&P) subject to change. Current ratings of the Issuer’s senior debt obligations can be found on the website of Citigroup Inc. under “Citi Credit Ratings” on the Investor page.
Principal Protection:	100% if held on the Maturity Date or until the date when the Notes are called, subject to the credit risk of Citigroup Inc.
Pricing Date:	April , 2009.
Issue Date:	Approximately three Business Days after the Pricing Date.
Business Day:	Any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.
Maturity Date:	Approximately fifteen years after the Issue Date.
Issue Price:	$1,000 per Note.
Underlying LIBOR Rate:	The rate for three-month U.S. dollar LIBOR appearing on Reuters Page “LIBOR01,” or any substitute page, at 11:00 a.m. (London time) on each calendar day; provided that for each calendar day on which no three-month U.S. dollar LIBOR rate is available, the Underlying LIBOR Rate will be the rate most recently reported on Reuters Page “LIBOR01,” or any substitute page, at 11:00 a.m. (London time); and provided further that beginning on the fourth calendar day immediately preceding each Interest Payment Date, the rate for three-month U.S. dollar LIBOR for each calendar day remaining in that Interest Period will be deemed to equal the rate for three-month U.S. dollar LIBOR applicable to the fifth calendar day prior to that Interest Payment Date.
London Business Day:	Any day on which dealings in deposits in U.S. dollars are transacted in the London interbank money market.
Interest Rate:

Within the period from and including                 , 2009 to but excluding                 , 2013, approximately 10.80% to 11.20% (to be determined on the Pricing Date) per annum.

Within the period from and including                 , 2013 to but excluding                 , 2024, the product of (i) approximately 10.80% to 11.20% (to be determined on the Pricing Date) per annum and; (ii) the number of Accrual Days divided by the number of calendar days in an Interest Period.

Accrual Day:	Any calendar day in an Interest Period on which the Underlying LIBOR Rate is determined to be greater than or equal to 3.25%.
Interest Period:	Each three-month period from and including the Issue Date or an Interest Payment Date to but excluding the next Interest Payment Date, Maturity Date or any earlier date on which the Notes are redeemed.
Interest Payment Dates:	Quarterly on each January , April , July , and October , beginning on July , 2009 and ending on the Maturity Date.
Call Right:	Callable quarterly in whole, but not in part, on any Interest Payment Date beginning on , 2013.
Payment on the Date when the Notes are Called:	For each $1,000 Note, $1,000 plus any accrued and unpaid interest.
Call Notice:	Not less than 10 calendar days.
Payment at Maturity:	For each $1,000 Note, $1,000 plus any accrued and unpaid interest.
Listing:	The Notes will not be listed on any exchange.
Underwriting Discount:	3.00%.
Sales Commission Earned:	$30.00 per Note for each Note sold by a Smith Barney Financial Advisor.
Sales Concession Granted:	Not to exceed $30.00 (to be determined on the Pricing Date) per Note for each Note sold by a dealer, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets.
Calculation Agent:	Citigroup Financial Products, Inc.
CUSIP:	.

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Benefits of the Notes

■

Income Potential. The Notes offer the possibility of current income in the form of fixed and variable interest payable quarterly. Beginning                     , 2013 the interest rate will depend on the Underlying LIBOR Rate on each calendar day of an Interest Period.

■	Principal Preservation. If you hold your Notes to maturity or until the date when the Notes are called, you will receive at least your initial investment in the
Notes plus any accrued and unpaid interest, subject to the credit risk of Citigroup Inc., regardless of the level of the Underlying LIBOR Rate at any time.

■	Diversification Potential. The Notes are based on three-month U.S. dollar LIBOR and may allow you to diversify an existing portfolio mix of deposits, stocks, bonds, mutual funds and cash.

Key Risk Factors

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The Return on Your Notes May Be Limited. The Notes will bear interest at a rate of approximately 10.80% to 11.20% (to be determined on the Pricing Date) per annum from and including                     , 2009 to but excluding                     , 2013. However, unless called by us, the interest payable on the Notes will vary and may be zero during the period from and including                     , 2013 to but excluding the Maturity Date. Beginning on                     , 2013, the interest payable, if any, on each Interest Payment Date will depend on the Underlying LIBOR Rate on each calendar day of an Interest Period. For each calendar day beginning on                     , 2013 that the Underlying LIBOR Rate is less than 3.25%, no interest will accrue on the Notes. If the Underlying LIBOR Rate is less than 3.25% on every calendar day of an Interest Period, no interest will be paid on the Notes on the relevant Interest Payment Date.

■

Early Redemption of the Notes Will Limit the Time During Which You Could Accrue Interest. If we exercise our option to call the Notes beginning on                     , 2013, you will receive only the principal amount of Notes you then hold, plus any accrued and unpaid interest. In this case, you will not have the opportunity to continue to accrue and be paid interest to the original Maturity Date of the Notes.

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The Level of U.S. Dollar LIBOR Will Affect Our Decision to Call the Notes. Beginning on                     , 2013, if the level of Underlying LIBOR Rate remains greater than or equal to approximately 3.25% for a sufficient number of days in any Interest Period, resulting in a quarterly interest payment on the Notes greater than that which would be payable on a conventional, fixed-rate debt security of Citigroup Funding of comparable maturity, you should expect that the Notes will be called by us. If we call the Notes prior to maturity, you may not be able to reinvest at a similar yield.

■

Potential for a Lower Comparable Yield. Quarterly interest payments from and including                     , 2013 to but excluding the Maturity Date, if any, are linked to the Underlying LIBOR Rate, which will fluctuate in response to market conditions. As a result, the effective yield on the Notes may be lower than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

■

Exchange Listing and Secondary Market. The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes. Although Citigroup Global Markets Inc. intends to make a secondary market in the Notes, it is not obligated to do so.

■

The Resale Value of the Notes May Be Lower Than Your Initial Investment. Due to, among other things, our right to call the Notes, changes in the Underlying LIBOR Rate, interest rates and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price of $1,000 per Note. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity or the date when the Notes are called.

■	Citigroup Credit Risk. The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

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Description of Three-Month U.S. Dollar LIBOR

Historical Data on Three-Month U.S. Dollar LIBOR

Quarterly High and Low Levels

Three-month U.S. dollar LIBOR is a daily reference rate based on the interest rates in the London interbank money market. The following table sets forth, for each of the periods indicated, the high and the low level of three-month U.S. dollar LIBOR, as reported on Reuters. The historical performance of three-month U.S. dollar LIBOR should not be taken as an indication of the future performance of three-month U.S. dollar LIBOR during the term of the Notes or what the value of the Notes may be. Any historical upward or downward trend in three-month U.S. dollar LIBOR during any period set forth below is not any indication that three-month U.S. dollar LIBOR is more or less likely to increase or decrease at any time over the term of the Notes.

	High	Low
2004
Quarter
First	1.15000%	1.11000%
Second	1.61000	1.11000
Third	2.02000	1.57750
Fourth	2.56438	2.02750
2005
Quarter
First	3.12000	2.57000
Second	3.51625	3.12000
Third	4.06500	3.52875
Fourth	4.53625	4.07688
2006
Quarter
First	5.00000	4.54063
Second	5.50813	5.00000
Third	5.52000	5.36375
Fourth	5.38000	5.35000
2007
Quarter
First	5.36025	5.33000
Second	5.36000	5.35000
Third	5.72500	5.19813
Fourth	5.25313	4.70250
2008
Quarter
First	4.68063	2.54188
Second	2.92000	2.63813
Third	4.05250	2.78500
Fourth	4.81875	1.42500
2009
Quarter
First	1.42125	1.08250
Second (through April 6)	1.17688	1.15688

The rate for three-month U.S. dollar LIBOR appearing on Reuters page “LIBOR01” at 11:00 a.m. (London time) on April 6, 2009, was 1.15688%.

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Historical Graph

The following graph shows the daily values of three-month U.S. dollar LIBOR in the period from January 2, 2004 through April 6, 2009 using historical data obtained from Reuters. Past movements of three-month U.S. dollar LIBOR are not indicative of future values of three-month U.S. dollar LIBOR.

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Hypothetical Interest Payment Examples

The table below presents examples of hypothetical quarterly interest accrued on the Notes based on the total number of Accrual Days occurring during an Interest Period. The table and the following examples of hypothetical interest payment calculations are based on the following assumptions:

■	Principal amount: $1,000

■	Applicable Interest Rate: 11.00%

■	Interest Period consists of ninety calendar days

■	The Notes are purchased on the Issue Date and are not called by us or sold in any secondary market prior to the end of the Interest Period.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual quarterly interest payments, if any, will depend on the actual interest rate and the actual number of Accrual Days in each Interest Period.

Example	Hypothetical Total Accrual Days(1) During Quarterly Interest Period	Hypothetical Interest Rate Accrued for that Quarterly Interest Period(2)	Hypothetical Interest Payment for that Quarterly Interest Period per $1,000(3)
1	0	0.000%	$0.00
2	10	0.306%	$3.06
3	20	0.611%	$6.11
4	30	0.917%	$9.17
5	40	1.222%	$12.22
6	50	1.528%	$15.28
7	60	1.833%	$18.33
8	70	2.139%	$21.39
9	80	2.444%	$24.44
10	90	2.750%	$27.50

(1)	The number of calendar days for which three-month U.S. dollar LIBOR is determined to be greater than or equal to 3.25%.
(2)	(11.00% 4) x (Hypothetical total number of Accrual Days the number of calendar days in the Interest Period).
(3)	$1,000 x (11.00% 4) x (Hypothetical total number of Accrual Days the number of calendar days in the Interest Period).

The examples are for purposes of illustration only. The actual Interest Payment for each Interest Period will depend on the actual levels of three-month U.S. Dollar LIBOR, the actual Interest Rate and other relevant parameters for determining whether holders will receive an Interest Payment based on three-month U.S. Dollar LIBOR.

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Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets.

All investors should refer to the preliminary pricing supplement related to this offering and the accompanying prospectus supplement and prospectus for additional information relating to U.S. federal income tax and should consult their tax advisors to determine the tax consequences particular to their situation.

Because the Notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of the Notes will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes. This tax OID (computed at an assumed comparable yield of                 % compounded semiannually) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the Notes (regardless of whether U.S. Holders receive more, less or no payments on the Notes in tax years prior to maturity), and generally will be reported to U.S. non-corporate holders on an IRS Form 1099. The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of tax OID is based on an assumed amount representing all amounts payable on the Notes. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payments to be made in respect of, the Notes. If, during any taxable year, you receive actual payments with respect to the Notes that in the aggregate are more than (or less than) the total amount of projected payments for that taxable year, you will have additional (or a reduced amount of) interest income for that year. Accordingly, in any taxable year, your taxable interest income in respect of the Notes may be more than, or less than, the cash that you receive. If a U.S. holder disposes of the Notes, the U.S. holder will be required to treat any gain recognized upon the disposition of the Notes as ordinary income (rather than capital gain).

In the case of a holder of the Notes that is not a U.S. person all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form) and such payments and gain are not effectively connected with a U.S. trade or business of such holder.

A Note beneficially owned by a non-U.S. holder who at the time of death is neither a resident nor citizen of the U.S. should not be subject to U.S. federal estate taxes.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Market affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the preliminary pricing supplement related to this offering for more information.

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Additional Considerations

If three-month U.S. dollar LIBOR is not available on Reuters page “LIBOR01,” or any substitute page thereto, the Calculation Agent may determine the rate for three-month U.S. dollar LIBOR in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. You should refer to the section “Description of the Notes—Determination of Three-Month U.S. Dollar LIBOR” in the preliminary pricing supplement related to this offering for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

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Notes

CitiFirst is the family name for Citi’s offering of financial investments including notes, deposits and warrants. Tailored to meet the needs of a broad range of investors, these investments fall into three categories, each with a defined level of principal protection.

Five symbols represent the assets underlying CitiFirst Investment products. When depicting a specific product, the relevant underlying asset will be shown as a symbol on the cube.

© 2009 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.